Tumbleweed Holdings, Inc.

720 Fifth Avenue, 10th Floor

New York, NY 10019

January 26, 2015

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Digital Creative Development Corporation
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed October 14, 2014

Form 10-Q for the Fiscal Quarter Ended September 30, 2014
Filed December 15, 2014
File No. 000-22315

Dear Ms. Jenkins:

On behalf of Tumbleweed Holdings, Inc. (the “Company”), we transmit herewith the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s filings referenced above (the “Filings”), as set forth in your letter dated January 12, 2015.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form 10-K for the Fiscal Year Ended June 30, 2014

General

1.         We note you have not submitted Interactive Data pursuant to Item 601(b)(101) of Regulation S-K since you filed the amendment to your Form 10-K for the year ended June 30, 2011. Please tell us why you believe that you are no longer subject to this requirement or amend to provide. Refer to SEC Release 33-9002 at http://www.sec.gov/rules/final/2009/33-9002.pdf.

Response:

We do not believe that we are not subject to submitting Interactive Data; however, we are a smaller reporting company currently with limited financial resources. We use our cash as well as other funds in the event they will be available on commercially reasonable terms, to finance our activities. We intend to submit our Interactive Data at a future date when additional funds are available, although we can provide no assurance that these additional funds will be available in the amounts or at the times we may require.

We understand that without submitting Interactive Data, as required pursuant to Item 601(b)(101) of Regulation S-K, that such filings are not complete.

2.         We note the discrepancy in your name as printed on the cover of your Exchange Act reports (Tumbleweed Holdings, Inc.) and as provided in EDGAR (Digital Creative Development Corp.). It is important that you keep this information current in EDGAR. Instructions for updating filer information are contained in Volume 1 of the EDGAR Filer Manual under Maintenance of Company Data. Please provide the necessary updates. If you have any questions about how to update this information, please contact Filer Support (202-551-8900).

Response:

We submitted a change to our Company’s name from Digital Creative Development Corp. to Tumbleweed Holdings, Inc. to the EDGAR Filer Support staff which has been reviewed and updated in EDGAR. Based on such update, the new company name (Tumbleweed Holdings, Inc.) now appears on our EDGAR submissions.

Form 10-Q for the Quarterly Period Ended September 30, 2014

3.         Rule 10-01(d) of Regulation S-X requires that interim financial statements filed under cover of Form 10-Q be reviewed by an independent public accountant using applicable professional standards and procedures. It has come to our attention that your Form 10-Q for the quarterly period ended September 30, 2014 may not comply with this requirement. If our information is incorrect, please advise us in writing immediately.

If the interim financial statements were not reviewed by an independent public accountant prior to the filing of the Form 10-Q, the 10-Q will not be considered to have been filed in a timely manner for purposes of Form S-3. In addition, until you have obtained a review of your interim financial statements filed under cover of Form 10-Q, registration statements under the Securities Act of 1933 and post-effective amendments to registration statements will not be declared effective. In addition, offerings should not be made pursuant to effective registration statements, including Form S-8, or pursuant to Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until the required review is completed.

You should immediately amend the Form 10-Q to prominently disclose in the notes to the financial statements that the financial statements were not reviewed, if true. Also, you should label the columns of the financial statements as “Not Reviewed”. Once the review of the financial statements have been completed by an independent PCAOB-registered accountant, file an amendment to the Form 10-Q to remove the disclosures regarding the lack of a SAS 100 review.

Refer to Item 4 of your Form 10-Q. If the financial statements in your Form 10-Q were not reviewed when previously filed, you should reevaluate the disclosures in your Form 10-Q and other periodic reports regarding the adequacy of the company’s disclosure controls and procedures and the certifications filed with your Form 10-Q regarding both disclosure controls and internal controls, in light of the lack of a review. Please revise the disclosures accordingly in the amended Form 10-Q.

Response:

Please note that the Company filed a Current Report on Form 8-K/A dated January 14, 2015 reporting on Changes in Registrant’s Certifying Accountant, Items 4.01(a) and (b) and Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, Item 4.02(b). The aforementioned Form 8-K/A as required, disclosed that the filing of our Form 10-Q for the quarterly period ended September 30, 2014 was not reviewed by our independent registered public accounting firm and; as such, the filing was incomplete and no reliance should be made with respect to this interim report.

Further, the Company advised that it intends to file an amendment to its September 30, 2014 Form 10-Q to file unaudited interim financial statements for the quarterly period ended September 30, 2014 reviewed in accordance with SAS 100 as required by Rule 10-01(d) as promptly as practicable.

The Company previously disclosed in Item 4 of its Form 10-Q for the quarterly period ended September 30, 2014, that our disclosure controls and procedures were not effective, and concluded that there were control deficiencies that resulted in two material weaknesses. As discussed above, the Company disclosed that the filing of the Form 10-Q for the quarterly period ended September 30, 2014 was not reviewed by its independent registered public accounting firm and; as such, the filing was incomplete and no reliance should be made with respect to this interim report. In light of these material weaknesses, we continue to believe that our disclosure controls and procedures are not effective.

The Company subsequently filed its Quarterly Report on Form 10-Q/A dated January 23, 2015 which has been reviewed by its independent registered public accounting firm in accordance with Rule 10-01(d) of Regulation S-X.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please contact the undersigned at (212) 247-0581.

Respectfully submitted,

/s/ Gary Herman

Gary Herman

Enclosures

cc: Seth Lukash